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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ----------------
                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1

              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                      and
                                AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               ----------------
                                  EXOGEN, INC.
                           (Name of Subject Company)
                               ----------------
                        SMITH & NEPHEW ACQUISITION, INC.
                          a wholly owned subsidiary of

                              SMITH & NEPHEW, INC.
                                      and
                     an indirect wholly owned subsidiary of

                               SMITH & NEPHEW PLC
                                   (Bidders)
                               ----------------
                         Common Stock, $.0001 par value
                         (Title of Class of Securities)
                               ----------------
                                   302092101
                     (CUSIP Number of Class of Securities)
                               ----------------

          James A. Ralston, Senior Vice President and General Counsel
                              Smith & Nephew, Inc.
                                1450 Brooks Road
                            Memphis, Tennessee 38116
                                 (901) 399-5000
          (Name, address and telephone number of persons authorized to receive notices and communications on behalf of bidders)

                                    Copy to
                                Sidley & Austin
                            One First National Plaza
                            Chicago, Illinois 60603
                                 (312) 853-7000
                          Attention: Dennis V. Osimitz
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     Smith & Nephew Acquisition, Inc., a Delaware corporation (the "Offeror")
and a wholly owned subsidiary of Smith & Nephew, Inc., a Delaware corporation (the ''Parent''), and an indirect wholly owned subsidiary of Smith & Nephew plc, a corporation organized under the laws of England and Wales (''S&N''), Parent and S&N, hereby amend and supplement their combined Tender Offer Statement on
Schedule 14D-1 (as amended, the "Schedule 14D-1") and Amendment No. 2 to Statement on Schedule 13D, originally filed on July 30, 1999, as amended by Amendment No. 1 to Schedule 14D-1 and Amendment No. 3 to Statement on Schedule 13D filed on August 27, 1999, with respect to their offer to purchase all outstanding shares of common stock, $.0001 par value (together with the associated preferred stock purchase rights, the ''Shares''), of Exogen, Inc., a Delaware corporation (the ''Company''), at a purchase price of $5.15 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 30, 1999, and in the related Letter of Transmittal, copies of which have been filed as Exhibits
(a)(1) and (a)(2) to the Schedule 14D-1, respectively.

Item 6.  Interest in Securities of the Subject Company.

     (a) and (b): Immediately following the expiration of the Offer, the Offeror accepted for payment (and thereby purchased) 11,532,397 Shares validly tendered pursuant to the Offer and not properly withdrawn at or prior to the expiration of the Offer, including 91,445 Shares tendered pursuant to guaranteed delivery for which timely delivery of all required documents is necessary. The 11,532,397 Shares accepted for payment (and thereby purchased) by the Offeror, together with the Shares owned by an affiliate of Offeror, represent 96.49% of the Shares outstanding on August 31, 1999.

     A copy of the press release issued by Parent on September 1, 1999 is filed as Exhibit (a)(11) to the Schedule 14D-1 and incorporated by reference herein.

Item 11.  Material to be Filed as Exhibits.

     (a)(11)  Press Release issued by Parent on September 1, 1999.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 1, 1999

                                       Smith & Nephew  plc



                                       By:  /s/ Peter Hooley
                                          ---------------------------
                                          Name: Peter Hooley
                                          Title: Finance Director


                                       Smith & Nephew, Inc.



                                       By:  /s/ Clifford K. Lomax
                                          ---------------------------
                                          Name: Clifford K. Lomax
                                          Title: Treasurer


                                       Smith & Nephew Acquisition, Inc.



                                       By:  /s/ Clifford K. Lomax
                                          ---------------------------
                                          Name: Clifford K. Lomax
                                          Title: Chairman